EXHIBIT 99.1

February 28, 2014

KPMG LLP 777 Dunsmuir Street Vancouver, British Columbia V7Y 1K3	Deloitte LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre Vancouver , British Columbia V7X 1P4

AND TO: British Columbia Securities Commission, as Principal Regulator

Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission - Securities Division
The Manitoba Securities Commission
Autorité des Marchés Financiers
Nova Scotia Securities Commission
Prince Edward Island, Office of the Attorney General Securities Division
New Brunswick, Securities Administration Branch
Securities Commission of Newfoundland and Labrador

Dear Sirs:

Re: Notice Pursuant to National Instrument 51-102

This Notice is delivered to you pursuant to National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") in connection with the change of auditors of Westport Innovations Inc. ("Westport").

It is intended that Westport will not propose KPMG LLP (the "Former Auditor") for reappointment as auditor at its Annual and Special Meeting of Shareholders, currently scheduled for April 24, 2014 and will instead propose Deloitte LLP (the "Successor Auditor") for appointment as Westport's auditor. This notice is provided to the Former Auditor pursuant to section 4.11(5)(a)(i) of NI 51-102 and to the Successor Auditor pursuant to section 4.11(6)(a)(i) of NI 51-102 (the change of auditor hereafter referred to as the "Change").

In connection with this matter, and pursuant to NI 51-102, please be advised that:

1.	the Change has been approved by Westport's audit committee and board of directors;
2.	there were no reservations contained in the Former Auditor's reports on any of Westport's financial statements for the period commencing on January 1, 2012 and ending at the conclusion of the financial year ended December 31, 2013;

EXHIBIT 99.1
3.	no modified opinion was expressed in the Former Auditor's reports on any of Westport's financial statements for the period commencing on January 1, 2012 and ending at the conclusion of the financial year ended December 31, 2013; and
4.	in the opinion of Westport no "reportable event", as that term is defined in NI 51-102, occurred prior to the Change.

NI 51-102 requires that both the Former Auditor and the Successor Auditor review this Notice and respond to this Notice by way of letter addressed to the applicable securities commissions (being those indicated above). Such letter must include a statement in respect of each of the above numbered points stating whether the Former and Successor Auditors either:

(i) agree,

(ii) disagree, and the reasons why, or

(iii) has no basis to agree or disagree, in respect of each point.

We would ask that you kindly prepare the required response letters and arrange for two originally-signed copies of the same to be delivered to the undersigned (along with an email containing an electronic version of the same) on or prior to March 11, 2014.

We trust you will find the foregoing to be in order. If you have any questions or comments relating to this matter, please do not hesitate to contact the undersigned.

Yours truly,

WESTPORT INNOVATIONS INC.

(signed) William Larkin

William Larkin

Chief Financial Officer

1750 West 75th Avenue, Suite 101 » Vancouver, BC, Canada V6P 6G2 » +1 604-718-2000 » westport.com